Mail Stop 07010

      October 26, 2005


Mr. Jose Flores Flores
Group Simec, Inc.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara
Jalisco, Mexico 44440

	RE:	Group Simec, Inc.
      Form 20-F
		Filed July 12, 2005
      File # 1-11176


Dear Mr. Flores:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Patricia Armelin, Staff Accountant, at
(202) 551-3747 or, in her absence, to the undersigned at (202)
551-
3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE